UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

+65 91821823

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On August 31, 2025, NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor (the “Investor”) relating to the issuance and sale of 1,500,000 Class A ordinary shares (the “Purchased Shares), par value $0.00025 per share, of the Company (the “Class A Ordinary Share”), at $1.60 per share for a total purchase price of $2,400,000 (the “Offering”).

The closing of the transaction contemplated by the Securities Purchase Agreement is expected to take place within sixty (60) days of the date of the Securities Purchase Agreement (the “Closing Date”), subject to the satisfaction or waiver of the closing condition set forth therein.

The issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof, and Regulation D promulgated thereunder and/or Regulation S promulgated thereunder. The Investor has represented that it is either (i) an “accredited investor” under Regulation D or (ii) not a “U.S. Person” under Regulation S, and has completed the required certification.

The Securities Purchase Agreement provides that for a period of three years following the Closing Date, the Investor has the right to purchase up to an aggregate of 1,500,000 additional Class A Ordinary Shares at $1.60 per share. The number of additional shares and the purchase price shall be subject to adjustment for share splits, reverse share split, share combinations, or other similar events.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing summaries of the Securities Purchase Agreements do not purport to be complete and are subject to, and qualified in their entirety by, such document filed as Exhibits 10.1 hereto and incorporated by reference herein. A copy of the press release related to the Securities Purchase Agreements entitled “NETCLASS TECHNOLOGY INC Announces $2.4 Million Private Placement (PIPE) Financing to Advance AI Applications and Blockchain Initiatives in Singapore” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
99.1	Press Release - NETCLASS TECHNOLOGY INC Announces $2.4 Million Private Placement (PIPE) Financing to Advance AI Applications and Blockchain Initiatives in Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: September 15, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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